Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006
14 February2007
Ralph Norris David Craig CHIEF EXECUTIVE OFFICER CHIEF FINANCIAL OFFICER Commonwealth Bank of Australia ACN 132 123 124

Disclaimer The material that follows is a presentation of general background information about the Bank’s activities current at the date of the presentation, 14 February 2007. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Agenda
Ralph Norris, CEO -Results & Company Update
David Craig, CFO -Detailed Financials
Ralph Norris, CEO -Outlook
Questions and Answers

Notes

Overview
Good result driven by focus on profitable growth
All businesses performing well
Credit quality remains excellent
Significant progress on 4 strategic initiatives
Momentum in business -both strategic & earnings

Other key information Notes
Cash NPAT ($m) Dec 06 Jun 06 Dec 05 Jun 05 Cash NPAT 2,271 1,992 2,061 1,759 Less: Profit on sale of Hong Kong 0 0 (145) 0 Cash NPAT (excl HK sale) 2,271 1,992 1,916 1,759
Some overall Bank indicators Dec 06 Jun 06 Dec 05 Jun 05 Dec 04 Number of branches 1,010 1,005 1,007 1,006 1,011 Weighted av. No. of shares (cash) 1,284m 1,285m 1,281m 1,273m 1,265m Net tangible assets per share ($) 10.23 9.42 8.99 8.54 7.98 Risk weighted assets ($m) 234,569 216,438 202,667 189,559 180,674

Strong Financial Results Dec 06 vs Dec 06 Dec 05 Cash NPAT* 2,271 19%
Cash EPS* 174.7 17%
Return on Equity -Cash 22.3% 60bpts
Income 6,438 11%
Expense 3,144 6%
Fully Franked Dividend 107c 14%
* Excludes profit on sale of Hong Kong in December 05

Notes

All Brands Performing Strongly Banking Funds Mgt Insurance

Market Shares Notes Dec 06 Jun 06 Dec 05 Banking Home loans 18.2% 18.7% 18.8% Credit cards 19.4% 20.3% 21.4% Retail deposits 21.9% 22.2% 22.9% Personal lending 16.4% 16.1% 16.0% Business lending — RBA 12.9% 13.1% 13.4% Business lending — APRA 12.5% 12.1% 12.5% Asset finance 13.9% 14.5% 15.1% NZ lending (housing) 23.1% 23.1% 23.2% NZ deposits 20.7% 20.3% 19.9% Funds Management Aust retail administrator view 15.3% 15.4% 14.5% NZ Managed investments 16.1% 15.8% 15.0%
Insurance Aus. Life insurance (total risk) 13.7% 13.2% 13.5% NZ Life insurance 31.5% 31.4% 30.9%

CEO Priorities & Measures Customer Service
Business Banking
Technology & Operational Excellence
Trust & Team Spirit
Superior operating and financial results
Australia’s finest financial services organisation

Other key information Notes
Indexed # of customer complaints
1.4
1.2
1.0
0.8 47% decline since Dec 05
0.6 29% decline year to date
0.4 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06

Customer Service improves Roy Morgan Research 90% 4000 leaders trained in Cohen (% of MFI Customers Satisfied) Brown sales and service methodology 80%
Increased investment in branch 70% network 60% Jun 05 Dec 05 Jun 06 Dec 06 400 new customer facing roles AC Neilsen (% of MFI Customers Satisfied) More competitive product 90% portfolio CBA 80% ANZ Retail customer complaints NAB down 47% over last 12 months WBC STG 70% Jun 05 Dec 05 Jun 06 Sep 06 Dec 06

Notes

Business Banking making good progress Business Finance Monitor: SME (% of MFI Customers Satisfied) Recruitment & training of new 100% in branch Business Bankers 90% commenced 80%
First new Business Banking 70% Centre opened (8 additional 60% planned by July 2007) 50% Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06 Replaced voicemail system with Business Finance Monitor: Corporate 24/7 telephone access to staff (% of MFI Customers Satisfied) 100%
90% Local Business Banking online CBA 80% ANZ internet channel and Commbiz NAB WBC 70% STG Simplification of application 60% processes 50% Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06

Notes

Local Business Banking website

Note

Technology & Operational Excellence Implemented new shared IT Efficiency Ratio* (Rolling 2 month average since Jun 06) services approach to Enterprise IT 21% FY05 Average $64 million of annualised savings 20% locked in in first half 19% $23m reduction in consultant and contractor spend 18% Zero high severity system 17% outages during peak times 16% Good progress on strategic growth initiatives 15% 319 staff trained in CommWay, Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06Dec 06 taking total to 1,419 * Efficiency Ratio = Total IT Expense (excluding strategic initiative spend) / Total bank Op Expenses

Notes

Trust & Team Spirit improving LTIFR Improved internal staff 15 engagement scores 12.3 Improvements in key people 11.2 metrics 10.4 days 10 – LTIFR 9 – Staff turnover 8 7.6
Building pride through strong community engagement and 5 involvement of our people Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06

Other key information Notes China Indonesia Staff 3,073 80 — CBA 738 PT Bank Commercial number and Astra CMG JV 2,993 — Jinan and Hangzhou City Commercial Banks 18 First State Investments 40 First State Cinda Fund Management Company Branches 70 Hangzhou City 20 PTBC has more than Commercial Bank 20 branches and 3 foreign exchange shops
64 Jinan City Commercial Bank Other The Bank received the top ranking for ‘financial soundness’of information leading Australian companies in the 2006 Wall Street Journal, Asia 2006 Survey Hangzhou has the best investment environment in China based on political stability,consistent tax policies, foreign trade and investment as well as quality of infrastructure and financial services (source: recent World Bank report) The Bank is sponsoring the 2007 Asia-Pacific Economic Co-operation forum

Asian growth continues
China 11% Jinan City Commercial Bank 19.9% Hangzhou City Commercial Bank Beijing and Shanghai – Representative offices China Life CMG – JV life insurance First State Cinda Fund Management Company Japan Branch Hong Kong Branch First State Investments Vietnam Representative office Singapore Branch First State Investments Indonesia PT Bank Commonwealth Astra CMG – JV life insurance First State Investments ANK acquisition (pending regulatory approvals)

Notes

Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006
14 February2007
David Craig CHIEF FINANCIAL OFFICER Commonwealth Bank of Australia ACN 132 123 124

Non cash items Notes
Dec 06 Jun 06 Dec 05 $M $M $M Defined benefit superannuation plan (income) / expense (4) 6 19 Treasury Shares 38 57 43 One off AIFRS mismatch 46 —
80 63 62
Defined benefit superannuation plan (income) / expense: This amount is influenced by actuarial estimates of the long-term return on plan assets, the discount rate applied to plan liabilities, and the cost of additional member benefits accrued during the period. Due largely to increasing return on assets in the current half, a net income amount is recorded Treasury Shares: CBA shares held within life insurance statutory funds (on behalfof policyholders) result in an Income Statement mismatch When the Bank’s share price rises, an expense is recognised for the increase in liability to policyholders, with no offsetting gain recognised on the “treasury shares” One off AIFRS mismatch: No economic loss has been incurred Accounting loss has arisen due to the unwind of a structured financing transaction Transaction had been fully economically hedged at inception, andon transition to AIFRS on 1 July 2005 the hedge profit was recognised in retained earnings Interest expense offsetting the hedge was being amortised over the life of the transaction Unwind of transaction brings forward the recognition of this expense to the current period There are no other contracts of this nature

Good result – cash NPAT up 19% Dec 06 Dec 05 Dec 06 vs $M $M Dec 05 Operating Income 6,438 5,801 11% Shareholder investment returns 85 64 33% Income 6,523 5,865 11% Operating expenses 3,144 2,967 6% Loan impairment expenses 195 188 4% Net Profit Before Tax 3,184 2,710 17% Tax & Minorities 913 794 15% Cash NPAT * 2,271 1,916 19% Profit on the sale of HK Insurance — 145 - Non cash items (80) (62) 29% Statutory NPAT** 2,191 1,999 10% * Excludes profit on sale of Hong Kong in Dec 05 ** Excluding impact of Hong Kong growth was 18%

Dec 06 Jun 06 Dec 05 Dec 06 vs Dec 06 vs Contribution to profit $M $M Jun 06 Dec 05 $M
Banking 1,867 1,638 1,589 14% 17% Funds Management 232 217 183 7% 27% Insurance 111 112 103 1% 8%
NPAT (underlying) 2,210 1,967 1,875 12% 18%
Shareholder invest. Returns 61 25 41 Large 49% (ex HK after tax)
NPAT Cash (ex HK) 2,271 1,992 1,916 14% 19%
Cash EPS –basic (excl HK) 174.7 154.9 149.5 13% 17%
ROE –cash (%) 22.3 20.8 21.7 150bpts 60bpts
Pref. dividends * 109 79 71 38% 54%
Ordinary dividend declared 1,380 1,668 1,211 17% 14%
Includes distributions on Perls, Perls II, Perls III, Trust Preferred Securities and ASB Preference Shares.

Other key information Notes
6 months All businesses performing well 6 months Dec 06 Dec 05* Dec 06 vs $M $M Dec 05 Australian Retail 912 842 8%
Business, Corp and Institutional 762 589 29%
Asia Pacific 202 184 10% Other (9) (26) 65% Banking 1,867 1,589 17%
Funds Management 232 183 27%
Insurance 111 103 8%
Shareholder Investment Returns 61 41 49%
Cash Profit 2,271 1,916 19%
* Excludes profit on sale of Hong Kong in Dec 05
29

Other key information Notes Dec 06 Jun 06 Dec 05 % of operating Income Net interest income 54% 54% 56% Other banking income 26% 26% 25% Funds Mgt. income 14% 14% 12% Insurance income 6% 6% 7% Total 100% 100% 100%

Revenue growth outstrips costs Dec 06 vs Dec 05
30% 29% 27% 25% 25%
20% 18%* 18% 18% 17% 15% 15% 15%
11% 11% 11% 10% 10% 10% 8% 6% 5% 5% 4% 4%
0% 0%* 0% Australian BCI ASB (NZD) Banking Funds Insurance Group Retail Management
Income Expenses NPAT * Excludes volume expenses & HK operations

Other key information Notes Dec 06 Jun 06 Dec 05 Dec 06 vs Dec 06 vs Jun 06 Dec 05
Av interest earning assets ($m)* 306,868 282,553 267,169 9% 15%
Net intincome (excl securitisation) 3,432 3,202 3,218 7% 7% ($m) Net interest Margin (AIFRS) (bpts) 222 229 239 7bpts 17bpts
* Has been adjusted to remove effect of securitisation

Banking profit up 17% Net Interest Income Cash profit up 17% since Dec 05 Volume 14% (94) 233 Liquids 2% (7) (84) $1,867m Price 5% 230 NII 7% $1,589m Other income 16% Sale of Loy Yang $79m Commissions & fees •6% Trading income 25% Dec 05 NII Other Expenses Loan Tax & Dec 06 Cash NPAT income Impairment OEI Cash NPAT Cost to income now 45.6% (Dec 05 48.1%, Jun 06 47.4%)

Margin Analysis Notes Dec 06 vs Jun 06 Bpts Average 90 day bill rate change +53
Average Cash rate exchange +45

Underlying NIM down 4bpts since June

- NII only 54% of operating income
- Liquid assets > $4bn – dilutive to NIM but positive to other income
- Pricing 4bpts ↓ due to home loan & credit cards
- Cash rate –

deposit margin	↑ 3bpts
timing lag	↓ 1bpt
tightening of bill / cash rate spread	↓ 1bpt
	↑ 1bpt

- Wholesale funding increased from 45% to 46% of total funding
- Business lending growing faster than home lending



Liquidity
↓ 3bpts
Core Lending & Deposits
↓ 4bpts
229bpts
(3)
(4)
1
(2)
1
222bpts
Jun 2006 NIM
Liquid Assets
Pricing
Cash Rate
Funding Mix
Lending Mix
Dec 06 NIM

CommonwealthBank 35

Other key information Dec 06 vs Dec 06 vs Dec 06 Jun 06 Dec 05 Jun 06 Dec 05
NII Home loans 644 627 633 3% 2% Consumer finance 351 366 366 4% 4% Retail deposits 1,061 963 965 10% 10% 2,056 1,956 1,964 5% 5%
Other income Home loans 87 74 77 18% 13% Consumer finance 191 195 173 2% 10% Retail deposits 337 351 349 4% 3% 615 620 599 1% 3%
Banking Home loans 731 701 710 4% 3% income Consumer finance 542 561 539 3% 1% Retail deposits 1,398 1,314 1,314 6% 6% 2,671 2,576 2,563 4% 4%
Expenses 1,206 1,181 1,207 2% -% Loan impairment 164 198 156 17% 5% Cost to income 45.2% 45.8% 47.1% 1% 4%
NPAT 912 847 842 8% 8%

Australian Retail
Good volume growth: Dec 06 Dec 06 vs Home loans 10% $M Dec 05 Deposits 8% Net interest income 2,056 5% Not participating in Other banking income 615 3% unprofitable zero rate balance Total banking income 2,671 4% transfers in cards Operating expenses 1,206 - Investment in frontline staff funded by IT and productivity Loan Impairment 164 5% savings Tax 389 9% Loan impairment decreased Underlying Profit after Tax 912 8% as a percentage of assets

Notes

Australian Retail snapshot ABA Market Home Loan Growth by State Cannex Awards for 6 months to Dec 06 12.4%
7.3% 5.5% 4.3% 2.8%
NSW VIC QLD WA SA % of CBA Book 38% 27% 17% 10% 4% Deposit Mix % Consumer 90 days past due* 0.7% 3% 7% 0.6% 0.5% Netbank Saver 0.4% 32% Investment Deposits 0.3% 39% Transaction Deposits 0.2% 0.1% Savings Deposits 0.0% Other Jun 01 Jun 02 Jun 03 Jun 04 Jun 05 Jun 06 Dec 06 19% * Consumer loans include home loans, credit cards, personal loans

Other key information Dec 06 vs Dec 06 vs Dec 06 Jun 06 Dec 05 Jun 06 Dec 05 NII Corporate Banking 303 282 276 7% 10% Financial Markets 240 261 235 8% 2% Lending & Finance 435 382 370 14% 18% 978 925 881 6% 11%
Other income Corporate Banking 212 184 210 15% 1% Financial Markets 418 347 362 20% 15% Lending & Finance 290 249 191 16% 52% 920 780 763 18% 21%
Banking Corporate Banking 515 466 486 11% 6% income Financial Markets 658 608 597 8% 10% Lending & Finance 725 631 561 15% 29% 1,898 1,705 1,644 11% 15%
Expenses 833 811 796 3% 5% Loan impairment 20 31 37 35% 46% Cost to income 43.9% 47.6% 48.4% 8% 9%
NPAT 762 617 589 24% 29%

Business, Corporate & Institutional
Strong asset growth of 20% Dec 06 Dec 06 vs $M Dec 05 Institutional average lending balances 22% Net interest income 978 11% Other banking income 920 21% Margins stable over last six months Total banking income 1,898 15% Operating expenses 833 5% Strong performance from combined Global Markets & Loan Impairment 20 46% Treasury Tax 283 27% Credit experience good, Underlying Profit after Tax 762 29% 67% of loans investment grade

Other key information Notes
6 months Dec 06 Jun 06 Dec 05 Dec 06 vs Dec 06 vs $M $M $M Jun 06 Dec 05 ASB: New Zealand NZ$m
Net Interest Income 437 412 392 6% 11% Other Income 190 169 175 12% 9% Total Operating Income 627 581 567 8% 11% Operating Expenses (267) (252) (243) 6% 10% Impairment losses (4) (9) (10) 56% 60% Net Profit before taxation 356 320 314 11% 13% Income tax (106) (97) (97) 9% 9% Net profit after tax 250 223 217 12% 15% (“Cash basis”) New Zealand Dollar 1.12 1.21 1.07 Exchange Rate (spot) * New Zealand Dollar 1.16 1.16 1.08 Exchange Rate (avg) *
* Hedging during the period may mean effective rate is different

Asia Pacific
ASB contributed $195m Dec 06 Dec 06 vs $M Dec 05 ASB NPAT 15% in NZD Net interest income 362 - Other banking income 188 13% Acquiring ANK (Arta Niaga Kencana) in Indonesia subject Total banking income 550 4% to regulatory approvals Operating expenses 260 3% Loan Impairment 5 58% Hangzhou & Jinan continue to perform well Tax 83 6% Underlying Profit after Tax 202 10% Credit quality remains good

Other key information Notes
Loan Impairment expense to RWA (annualised)
126 146 176 188 210 195
0.19% 0.19% 0.19% 0.17% 0.16% 0.15%
Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06

Credit – maintained high standards Gross impaired assets to RWA Credit standards maintained 1.20% Limited participation in private 1.00% equity deals 0.80% CBA ANZ 0.60% Conservative approach to low NAB 0.40% WBC doc loans (1.8% of home loans) 0.20%
On market value, 79% of home 0.00% Dec Jun Dec Jun Dec Jun Dec Jun Dec Jun Dec

Other key information Notes 6 months ended Dec 06 Jun 06 Dec 05 FUA Av. FUA ($bn) 158 148 130 Spot. FUA ($bn) 168 152 137
Margins Operating income/ av. FUA 1.13 1.14 1.10 Net income/ av. FUA 0.95 0.97 0.95
Expenses Operating expenses/ av.FUA 0.71 0.72 0.70 Operating expenses to net Income 56.1 57.3 58.0
Market shares* Platforms (masterfunds) 12.8% 12.6% 10.7% Retail Administrator view 15.3% 15.4% 14.5% First Choice Platforms 8.0% 7.8% 7.0%
Breakdown of funds invested Local equities 22.5% 22.0% 22.7% International equities 25.5% 24.4% 22.4% Listed and direct property 17.3% 17.2% 17.5% Fixed interest and cash 33.9% 35.5% 36.4% Other 0.8% 0.9% 1.0% Total 100% 100% 100%
* Plan for Life –Sept 06

Funds Management FUA grew 22% to $168bn Dec 06 Dec 06 vs $M Dec 05 72% of funds outperformed benchmark Total operating income 898 25% over the half Shareholder investment 4 43% returns Retained No.1 position Funds management 902 24% income in retail net flows Volume expenses 144 45% First Choice growing Operating expenses 423 18% market share and growth of Tax & Minority interests 100 25% 48% over last 12 months Cash NPAT 235 25% Seeding investments for Underlying NPAT 232 27% infrastructure funds

Other key information Notes 6 months ended Dec 06 Jun 06 Dec 05 Claims expense as % of net earned premium General Insurance 50% 57% 51% Life Insurance 47% 41% 49%
Sources of profit $M $M $M Planned profit margins 94 77 69 Experience variations 7 29 19 Other 0 (2) 2 General insurance operating margin 10 8 13 Operating margins 111 112 103 After tax Shareholder investment returns 58 20 36 After tax profit on sale of HK business — — 145 NPAT (cash) 169 132 284 Breakdown of Shareholders’ Funds Dec 06 Jun 06 Dec 05 Local equities 1% 2% 2% International equities 1% 1% 2% Property 19% 17% 18% Growth 21% 20% 22% Fixed interest 25% 29% 38% Cash 54% 51% 40% Income 79% 80% 78% Total 100% 100% 100%

Insurance Underlying profit 18% Dec 06 Dec 06 vs $M Dec 05 * Inforcepremiums 16% Total operating income 382 11% Good claims experience Shareholder investment 81 45% particularly Group Risk returns Total Insurance Income 463 16% Planned profit margins up 45% (ex Hong Kong) Volume expenses 89 10% Operating expenses 139 0% CommInsurenow top ranked insurer in Group Risk Tax 66 29% Cash NPAT 169 31% Sovereign capturing 34% share of new business sales Underlying NPAT 111 18%
* Excluded from the comparison is both the $145 million gain on sale of the Hong Kong Insurance business and the operating results of the business, which was previously set out at on page 55 of the 30 June 2006 Profit Announcement

Notes

Investing for Growth & Productivity Growth Half Year ended Dec 06 Jun 06 – Business banking growth strategy P&L 240 235 – New & refurbished branches – Roll out of Commbiz Capitalised 110 130 – Improving cross sell of WM products Total Inv Spend 350 365 Productivity – Insurance and WM product & system rationalisation – Improving credit card platform – IT infrastructure upgrade Plus approx 800 new frontline Regulatory & Risk staff since June – Basel II – Computer continuity centre

Capital treatment AIFRS APRA S&P Accounting Tier 1 Tier 2 Total ACE Shareholders’ Equity Ordinary Share Capital 3 3 3 3 Other Equity Instruments 3 3 3 Reserves General Reserve & Capital Reserve 3 3 3 3 GRCL 3 3 3 Asset Revaluation Reserve 3 3 3 Other reserve accounts 3 Retained Earnings 3 3 3 3 Minority Interests 3 3 3 Hybrid Debt Issues & Loan Capital 3 3 Other debt issues (subordinated) 3 3 Collective & other credit provisions 3 3 AIFRS transitional relief (T1 & T2) 3 3 3 Capital Deductions Intangibles 3 3 3 Superannuation Surplus 3 3 3 Equity investments in other companies 3 3 Value of acquired inforce business 3 Investments in offshore banks 3 3 Other Deductions 3 3
Note: This table is a summary. For the full reconciliation, refer Appendix 8 “Capital Adequacy” on pages 56-58 of the December 2006 Profit Announcement 52

Capital ratios ACE AIFRS Adjustments 11% Total 9.81% 9.66% 9.66% 9.78% Capital 10% Target 9% Range 8% Tier 1 7% 7.54% 7.56% 7.56% 7.06% Target Range 6%
5% ACE Target 4% Range 3% 5.00% 4.70% 4.50% 4.39% 2%
1%
0% Dec 2005 Jun 2006 Jul 2006 Dec 2006 Adjusted Common Equity Total Capital Tier one capital Target Range

Notes

Summary
Good result driven by focus on profitable growth
All businesses performing well
Credit quality remains good
Continuing to invest for growth & productivity
Strong capital position provides flexibility
Delivering to our shareholders : ROE 22.3%, EPS growth 17%

Notes

Outlook Domestic economy expected to support double digit system credit growth
Earnings momentum maintained into second half
Strategic initiatives continuing to deliver
Financial market to remain competitive -committed to profitable growth
Outlook for earnings growth and credit quality remain positive
Given growth outlook and diversity of income streams confident of EPS growth which meets or exceeds average of peers

Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006
14 February2007
Ralph Norris David Craig CHIEF EXECUTIVE OFFICER CHIEF FINANCIAL OFFICER Commonwealth Bank of Australia ACN 132 123 124

Supplementary materials

GDP, unemployment and cash rates

Gredit growth

Spreads Aus. BBB Corporates US BBB Corporates ~ 35bp over swaps ~ 50bp over swaps

Group

Fully franked dividends Dividend (cents per share) 240
200
160 130 112 104 120 Cents 82 85 107 80 94 79 85 68 69 Second Half 40 First Half
0 2002 2003 2004 2005 2006 2007 Payout Ratio (cash basis) 73.9% 73.9% 74.9% 71%

Revenue growth outstrips costs 6 month period –Dec 06 vsJun 06 30%
25% 24%
20% 19%
15% 14% 12% 12% 11% 10% 8% 8% 8% 7% 7% 7% 6% 6% 5% 4% 4% 4% 3% 2% 2% 0% (1)% -5% Australian BCI ASB (NZD) Banking Funds Insurance * Group Retail Management *
Income Expenses NPAT * excludes volume expenses

Other key information Notes
6 months Dec 06 Jun 06 Dec 05 Dec 06 vs Dec 06 vs Comparable expenses $M $M $M Jun 06 Dec 05 Staff expenses 1,587 1,437 1,386 10% 15% Occupancy and equipment 335 311 310 8% 8% IT Services 439 483 502 9% 13% Postage and Stationery 109 107 109 2% - Fees and commissions 316 322 314 2% 1% Advertising, marketing etc 148 161 146 8% 1% Other 210 206 200 2% 5% Total comparable expenses 3,144 3,027 2,967 4% 6%
Compliance Related Costs* 54 74 32 27% 69% (included above)
* Including unit link project

Group operating expenses
22 (20) 26 $3,144m 41 48
$3,027m
Operating CPI & General Increased FTE’s Volume expenses Unit Pricing Other &n bsp; Operating expenses HY June salary increases (FM & Ins) Compliance expenses HY Dec 06 Initiative 06

Banking

Banking Revenue by Product 6 months Dec 06 vs Dec 06 vs Dec 06 Jun 06 Dec 05 Jun 06 Dec 05 Other Asia Pacific 1% Home Loans 11% 14% Home Loans 731 701 710 4% 3%
Consumer Finance 542 561 539 3% 1% Lending & Finance Retail Deposits 1,398 1,314 1,314 6% 6% 14% Corporate Banking 515 466 486 11% 6% Retail Deposits Financial Markets 658 608 597 8% 10% 27% Financial markets Lending & Finance 725 631 561 15% 29% 13%
Asia Pacific 550 537 527 2% 4% Corporate Banking Consumer Finance 10% 10% Other 44 32 (34) 38% Large Total Banking Income 5,163 4,850 4,700 6% 10%

Other banking income Dec 06 Jun 06 Dec 05 Dec 06 vs Dec 06 vs $M $M $M Jun 06 Dec 05 Commissions & Fees 859 820 815 5% 5% Lending Fees 417 411 389 1% 7% Trading Income 306 261 244 17% 25% Other 159 138 37 15% 330% 1,741 1,630 1,485 7% 17% Non trading derivatives (63) (39) (40) 62% 58% Other banking income 1,678 1,591 1,445 5% 16%
AIFRS Impact of non trading derivatives Net Interest Income 29 21 26 Other banking income (63) (39) (40) Net Impact –pre tax (33) (18) (14) Net Impact –after tax (23) (13) (10)

Summary — CBA Growth vs Market* 6 months to Dec 2006 Home Lending Credit Cards 7.0% 12.0% 5.8% 6.7% 6.0% 9.4% 4.9% 8.9% 5.0% 4.1% 4.4% 6.8% 4.0% 3.7% 3.5% 5.7% 5.9% 6.0% 3.0% 5.8% 2.0% 1.0% 1.4% 0.0% 0.0% CBA WBC ANZ NAB SGB CBA WBC ; ANZ NAB SGB
Personal Lending Household Deposits 15.0% 12.0% 9.9% 10.7% 8.1% 7.9% 10.0% 7.4% 7.6% 5.7% 7.4% 6.4% 5.3% 6.0% 5.0% 4.2% 2.3% 3.9% -0.2% 0.0% 0.0% CBA WBC ANZ NAB SGB CBA WBC ; ANZ NAB SGB
Market Top 5

Home Loans (Domestic) Dec 06 vs Dec 06 vs Dec 06 Jun 06 Dec 05 Jun 06 Dec 05 Domestic growth profile ($bn) Loan Funded* 25.1 24.8 22.9 1% 10% Reduction* 19.1 16 16.7 19% 14% Net Growth* 6.0 8.8 6.1 32% - Total Home Lending assets ($bn) Australian Home Lending assets ($bn) 150.8 144.8 136.0 4% 11% Securitisation ($bn) (10.8) (12.6) (9.1) 14% 19% Net (Australia) 140 132.2 126.9 6% 10% Asia Pacific Home lending assets ($bn) 25.9 22.3 23.3 16% 11% Totals (adjusted for rounding) 165.9 154.5 150.2 7% 10%
Home Lending Statistics (domestic balances gross of securitisation) Balances Mix (%) : Dec 06 Jun 06 Dec 05 Owner occupied 55% 55% 55% Investment Home Loans 35% 35% 35% Line of Credit 10% 10% 10%
Variable * 62% 64% 65% Fixed 26% 24% 22% Honeymoon * 12% 12% 13%
Originations (% of loans funded) : 3rd Party 33% 32% 32% Proprietary 67% 68% 68%
Broker originated loans as % of Aust. Book 26% 24% 22%
* Care –Prior periods restated for classification changes between periods

Home Loan Growth by Channel (Half Year) (Balances sourced from each channel as a % of total CBA housing growth)
20% 14.0% 14.8% 11.5% 10%
8% 7.1%* 6.5% 6.7% 6.1% 6% 4.7% 4.7% 4.1% 4% 2.8% 2.8% 3.0% 2% 0.8% 0.01% 0% Dec 05 Jun 06 Dec 06 Brokers Branch Premium Total CBA Total Market
* Market growth figure restated by RBA

Home Loans – LVR Profile LVR Profile Strong LVR profile 90%
% of loans at 60% LVR: 80% 70% 68% if based on 60% original security value 50% 79% if based on 40% current market values 30% 20% The majority of loans 10% 80% LVR are mortgage insured 0% 0-60 60.1-75 75.1 -80 80.1 -90 90.1+ LVR on orginal security value LVR at current market value Australian Owner Occupied and Investment Housing only, excludes Lines of Credit Number of loans as at 31 Dec 06 and market value as at 30 Sep 06 Market value marked against the APM or Residex database

Home Loan Portfolio – stress tested Stress test scenario consistent with experience of UK recession of the late 1980s / early 1990s. Market Value Stress – Up to 6 fold increase in PD, due Expected Loss PD Stress Factor to unemployment of 10% & $m interest rates of 14% Property Value x1 x2 x4 x6 No decrease 14.0 17.9 24.1 28.5 – Up to 30% fall in security value 10% decrease 33.2 44.2 61.8 74.8 Under current conditions, 1 year HL 20% decrease 67.0 92.8 135.0 166.9 expected loss at around $14m 30%decrease 115.8 164.9 245.9 307.4 Note: Under most stressed conditions, PD = Probability of Default expected loss totals $307m = 3 Excludes Lines of Credit months home loan net income Additional Insured losses of $198m covered by LMI

Home Loans – Portfolio Quality
30+ & 90+ Day Delinquencies Portfolio credit quality remains sound 1.40% Delinquencies while up 1.20% 1.00% slightly are broadly in line 0.80% with seasonal expectations 0.60% 0.40% 0.20% Home Loan collection will 0.00% focus on higher risk loans Jun 03 Sep Dec 03Mar 04Jun Sep Dec 04Mar Jun 05Sep Dec 05Mar Jun 06 Sep Dec 06 03 04 04 05 05 06 06 30+ Days Delinquency 90+ Days Delinquency
All Australian Owner Occupied and Investment Housing only, excludes Lines of Credit Delinquency percentage uses balances

Low doc loans prudently managed
LVR for Low-Doc Loans Low doc only represents 1.8% of portfolio at $2,387m 100% Low Doc not available 4% — 5% of new approvals are low 80% doc loans LMI at customer cost
Low Doc specific credit criteria in 60% place to ensure risks are minimised Pooled LMI coverage arranged by CBA Extra LMI protection ensures risk profile remains low 0%
Note: change in Jun06 actuals from previously reported numbers was a result of funding movements in subsequent months.

Why we don’t offer zero % balance transfers Monthly Cash Flow per Card * $ $ 0% offers appear value destroying with roll-over to low- 40 110 rate card margins 90 30 20 50 10 On marginal cost basis, 10 customer break-even for 0 -10 “genuine” customers between -10 12-24 months (est.) -50 -20 -30 -90 Significant risks of obtaining Month 2 4 6 8 10 12 14 16 transient, expensive balances Funding Cost Fraud Bad Debt Interest Income Fee Income Cumulative** (RHS)
* Cumulative costs at month 16 -ignores operating costs of card establishment/maintenance ** Balance Transfer 0% for 6 Months then 50% retained at 10.99% 80 Spend $750 per month with 95% repaid each following month

Funds Management & Insurance

Well diversified product mix – growing share Funds Under Administration 31 Dec 2006 Total FUA = $168 billion ($137bn as at Dec 05)
First Internationally Choice/Avanteos sourced 21% 26% (18% as at Dec 05) (19% as at Dec 05)
(2% as at Dec 05) Other 2%
Property 8% Cash Mgt 2%(3% as at Dec 05) (10% as at Dec 05)
Wholesale 19% Other Retail (20% as at Dec 05) 22% (27% as at Dec 05)
Source –Internal Analysis

Investment performance December 2006 Gross performance and quartile ranking 1yr % pa Quartile 3yr % pa Quartile Aust. Share – Core 23.8% 3 26.4% 1
Geared Share Fund 41.1% 2 52.5% 1
Imputation 22.5% 4 24.8% 3 Property Securities 38.5% 1 29.9% 1 Global Resources 22.1% 1 26.6% 1 Diversified 16.0% 3 16.2% 3 Australian Bond 3.4% 3 5.8% 2 Global Equities 9.4% 4 12.0% 4
Source –Morningstar

Other key information Total net flows 6 months ended Dec 06 Jun 06 Dec 05 $M $M $M FirstChoice 2,977 4,075 3,714 Avanteos 693 5,322 222 Cash Mgt. (281) (389) (255) Other retail (1,951) (2,138) (2,316) Australian Retail 1,438 6,870 1,365 Wholesale 1,084 100 1,189 Property (1,296) (704) (366) International 1,067 2,082 583 Other * (217) (213) (76) Total 2,076 8,135 2,695 * Includes Life company assets sourced from retail investors but not attributable to a funds management product (eg premiums from risk products). These amounts do not appear in retail market share data.
Australian Retail flows and sales (3 mths) (6 mths) (6 mths) Retail Net Flows ** Sep 06 Jun 06 Dec 05 CBA ($m) 680 6,891 1,710 Market ($m) 8,644 18,318 11,638 CBA ranking 4 1 2
Retail Sales % of First Choice balances managed by CBA 42% 44% 42%
** Net flows (sales less withdrawals) for retail products. Source: Plan for Life

Funds mgt funds flows FirstChoice Funds Under Administration Balance & Market Share Continued strong inflows FUA Market Share: Plan for Life All Master Funds –Administrator View into First Choice, balance 35,000 10.0% 48% 9.0% 30,000 8.0% Wholesale & International 25,000 7.0% continued to attract good 6.0% flows 20,000 5.0% 15,000 Portfolio performance 4.0% strong 3.0% 10,000
2.0% Continued run off of 5,000 1.0% legacy products 0 0.0% Jun 02 Sep 02 Dec 02 Mar 03 Jun 03 Sep Dec 04 Mar 05 Jun 05 Sep 05 Dec 05 Mar 03 Dec 03 Mar 04 Jun 04 Sep 04 06 Jun 06 Sep 06 Dec 06 FirstChoice FUA Balances FirstChoice FUA Market Share %

Funds Management & Insurance Investment Mandate Structure The Bank has $2.1bn of shareholders fundsacross its insurance and funds managementbusiness, which is invested in:
Australia New Zealand Asia Total Local equities 1% 1% 0% 1% International equities 0% 4% 9% 1% Property 24% 1% 25% 19% Growth 25% 6% 34% 21% Fixed Interest 26% 12% 65% 25% Cash 49% 82% 1% 54% Income 75% 94% 66% 79% Total 100% 100% 100% 100%

capital Management

ACE calculation Credit Ratings Long Term Short Term Affirmed Standard & Poors’ AA- A-1 + Dec 06 Moody’s Investor Services Aa3 P-1 Dec 06 Fitch Ratings AA F1+ Dec 06
Dec 06 Jun 06 Dec 05 Adjusted Common Equity * $M $M $M Tier One Capital 16,553 16,354 15,290 Add: Deferred Income Tax 39 — - Equity investments in other companies 820 — - Deduct: Eligible loan capital (263) (281) (317) Preference share capital — — (687) Other hybrid equity instruments (3,522) (3,659) (1,573) Minority interest (net of minority interest component deducted from Tier One capital) (508) (508) (523)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital) (283) (2,012) (1,918) Other deductions (166) (151) (130)
Impact upon adoption of AIFRS (1,641) — -
Total Adjusted Common Equity 11,029 9,743 10,142
Risk Weighted Assets 234,569 216,438 202,667
Adjusted Common Equity Ratio 4.70% 4.50% 5.00% * Net of intangible component deducted from Tier One capital

ACE
5.5% 0.97% (0.59%)
5.0% 0.11% (0.35%) 0.17% 4.70% 4.50% (0.11%)* 4.5% 4.39%
4.0%
3.5%
3.0% ACE June Impact of ACE July Cash Ordinary DRP Growth in & nbsp; Investment Other ACE Dec 2006 AIFRS 2006 NPAT Dividends $248m RWA in non $4m 2006 $9,743m ($247m) $9,496m $2,271m ($1,380m) ($18,131m) consolidated $11,029m subsidiaries $390m * S&P has not granted transitional relief

Tier 1 capital 9.0%
0.97% (0.59%) 8.5%
(0.58%) 8.0%
7.56% 0.11% (0.35%) 7.5%
(0.06%) 7.06% (9 basis points) 7.0%
6.5% Tier 1 Jun Cash Ord. Growth in DRP Acquisition of Currency Tier 1 Dec 2006 NPAT Dividends RWA $248m infrastructure and Other 2006 $16,354m $2,271m ($1,380m) ($18,131m) (AWG plc) Movements $16,553m $820m ($120m)

Hybrid instrument information Hybrid dividends Franked/ Dec 06 Jun 06 Dec 05 Imputed
PERLS * — 13 19 F PERLS II 19 18 17 F PERLS III 29 13 — F Trust Preferred Securities 2003 21 22 21 N/A Trust Preferred Securities 2006 27 — N/A ASB Capital prefs 5 5 5 I ASB Capital No.2 prefs 8 8 9 I CBA Capital 8 8 8 F 117 87 79 * Redeemed 6 April 2006
Preference shares -breakdown Balance Sheet Issue Currency Amount ($M) Maturity Date Classification
Trust Preferred Securities 2003 06-Aug-03USD $550 12 years Tier 1 Loan Capital PERLS II 06-Jan-04AUD $750 Perpetual Tier 1 Loan Capital PERLS III 06-Apr-06AUD $1,166 Perpetual Tier 1 Loan Capital Trust Preferred Securities 2006 15-Mar-06USD $700 10 years Other equity instruments ASB Capital prefs 10-Dec-02NZD $200 Perpetual Outside equity interests ASB Capital No.2 prefs 22-Dec-04NZD $350 Perpetual Outside equity interests CBA Capital 18-May-05NZD $350 10 years Tier 2 Loan Capital
All preference shares listed above will be classified as innovative Tier 1 capital under APRA’s hybrid limits effective 1 January 2008

Credit Risk

Summary Dec 06 Jun 06 Dec 05 RWA $234,569 $216,438m $202,667m Charge for Bad Debts (6 mths) $195m $210m $188m Charge for Bad Debts to RWA (annualised) 0.17% 0.19% 0.19% Gross Impaired Assets $338m $326m $396m Individually assessed provisions $171m $171m $179m Collective provisions $1,040m $1,046m $1,041m General Reserve for credit losses within shareholders equity (pre-tax) $500m $500m $404m Prudential General Reserve for Credit Losses to RWA 0.68% 0.71% 0.71%
Credit Risk Statistics Commercial portfolio Top 20 commercial exposures (as % of total committed exposure) 2.5% 2.5% 2.7% % of all commercial exposures that are investment grade or better 67% 68% 67% % of non-investment grade exposure covered by security 82% 83% 84% Consumer Portfolio Home lending as % of gross lending 55% 55% 57%

The Bank remains well provisioned 2,100 550 500 1,800 450 1,500 400 350 1,200% 300 250 $millions 900 200 600 150 100 300 50 0 0 Jun 96 Dec 96 Jun 97 Dec 97 Jun 98 Dec 98 Jun 99 Dec 99 Jun 00* Dec 00* Jun 01 Dec 01 Jun 02 Dec 02 Jun 03 Dec 03 Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06
(1) General Reserve for Credit Loss (LHS) (2) Collective Provision (LHS) Individually Assessed Provision (LHS) (2) Total Loan Provisions + General Reserve / Gross Impaired Assets (RHS) * Colonial acquisition 1. The Group GRCL within shareholders equity has been retained as part of the Prudential General Reserve for Credit Losses for prudential reporting purposes 2. Loan Impairment provisions have been recalculated under AIFRS from 1 July 2005

Banking — Top 20 commercial exposures ($m) A BBB- BBB- BBB+ BBB- A- A- AA- BBB- A BBB- BBB A- A- S&P Rating or BBB Equivalent BBB+ BBB BBB BBB+ A-
0 100 200 300 400 500 600 700 800 900
Top 20 exposures –excludes finance and government –comprise 2.5% of committed exposures (2.5% as at Dec 06, 2.7% as at Jun 06)

Banking — Quality of commercial risk- rated exposures Quality of commercial risk-rated exposures: There is security over 82% of the non-investment grade exposure 100% 80% 36 33 34 34 33 32 33 60% 15 16 16 16 17 20 17 40% 17 18 18 22 20 17 17 67% investment grade 20% 35 32 32 30 29 31 30 0% Dec 03 Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec06
AAA/AA A BBB Other
Excludes finance, insurance and government individually rated counterparties

Banking — Total geographic exposure* (commercial + consumer) Home loans = $166.0bn (excl securitised) Total exposure : $443bn Other Balance Sheet loans = $133.3 bn Other exposure = $143.7bn International 14% At 30 Jun 06 Total exposure = $417bn Home loans = $154.5bn Other loans = $125.8bn New Zealand Other exposure = $136.7bn 13% International = 15% New Zealand = 12% Australia = 73%
Australia 73%
*Total exposure = balance for uncommitted, greater of limit or balance for committed

Banking — Total outstandings* (commercial + consumer) Total Outstandings At 30 Jun 06 Total outstandings = $341.8bn $359.0 bn* Consumer = 47.0% Agriculture 2.6% Telecoms = 0.3% Telecommunication Agriculture = 2.6% 0.2% Construction = 1.1% Construction 1.0% Energy = 1.5% Energy 1.4% Finance = 26.5% Government = 1.4% Leasing = 1.9% Motor vehicle manufacturing = 0.1% Finance 24.0% Other commercial & industrial = 17.5% Technology = 0.1%
Consumer 49.4% Government 1.8% Leasing 1.5% Motor Vehicle Manufacturing 0.1%
Other C&I 17.9%
Technology 0.1% * Represents balances actually outstanding (on and off balance sheet).

Banking –International commercial exposures* International exposure by Industry At 30 Jun 06 Total exposure = $72.1bn Total exposure : $62.4bn Finance = 86% Government = 2% Other commercial = 9% Other Commercial 13% Specific industries = 3% Government 2%
Specific Industries 5%
Aviation Technology Telcos Energy Leasing Construction Automobile
Finance 80%
Total non-finance off-shore outstandings = $12.3bn of which over 86% are investment grade. *Total exposure = balance for uncommitted, greater of limit or balance for committed. Excludes ASB

BankingCredit Exposure — Agriculture Sector At 30 Jun 06 Total exposure: $11,011m Total exposure = $10,152m Australia = 63% New Zealand = 37%
31 Dec 30 Jun 06 06 New Rating $m $m Zealand 40% AAA to A- 255 333 BBB+ to BBB- 1,614 1,320 Australia BB to BB- 3,155 3,022 60% BB- 5,987 5,477 TOTAL 11,011 10,152
**Illustrates Australia and NZ component only of Agriculture sector.

Banking Credit Exposure — AviationSector At 30 Jun 06 Total exposure: $3,828m Total exposure = $3,087m Australia = 76% New Zealand = 12% Other = 12%
31 Dec 30 Jun Other 14% 06 06 New Rating $m $m Zealand AAA to A- 1,127 1,140 11% BBB+ to BBB- 2,561 1,516 BB to BB- 70 313 BB- 70 118 Australia TOTAL 3,828 3,087 75%

BankingCredit Exposure -Energy Sector At 30 Jun 06 Total exposure = $6,889m Total exposure: $7,027m Australia = 69.8% New Zealand = 10.4% Asia = 2.4% Europe = 15.6% Americas Americas = 1.8% 31 Dec 30 Jun 2.7% Europe 06 06 16.2% Rating $m $m AAA to A- 1,140 1,601 Asia 3.2% BBB+ to BBB- 5,178 4,588 New BB to BB- 503 408 Zealand BB- 206 292 10.9% Australia TOTAL 7,027 6,889 67.0%

BankingCredit Exposure — Telcos Sector At 30 Jun 06 Total exposure = $1,391m Total exposure: $990m Australia = 77% New Zealand = 12% Europe = 7% Asia = 4% Asia 7% 31 Dec 30 Jun 06 06 Europe 12% Rating $m $m AAA to A- 593 856 New Zealand 6% BBB+ to BBB- 134 277 BB to BB- 192 150 BB- 71 108 TOTAL 990 1,391 Australia 75%

Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006
14 February2007
Ralph Norris David Craig CHIEF EXECUTIVE OFFICER CHIEF FINANCIAL OFFICER Commonwealth Bank of Australia ACN 132 123 124